UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

(Name of Subject Company)

AMAG Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

00163U106

(CUSIP Number of Class of Securities)

Joseph D. Vittiglio

AMAG Pharmaceuticals, Inc.

Executive Vice President, General Counsel,

Chief Business Officer & Corporate Secretary

1100 Winter Street

Waltham, Massachusetts 02451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Jacqueline Mercier, Esq.

Lillian Kim, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “AMAG,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2020.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Covis Mergerco Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg company (“Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares” and each a “Share”) at a price per Share equal to $13.75 per Share, without interest (the “Offer Price”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 15, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).

Litigation related to the Merger

In connection with the proposed transaction with Merger Sub announced on October 1, 2020, seven litigations have been filed in United States District Courts against the Company and its directors. Two lawsuits were filed in the United States District Court for the District of Delaware, Wang v. AMAG Pharmaceuticals, Inc., et. al., Case No. 1:20-cv-01403, was filed by purported shareholder Elaine Wang on October 19, 2020, and Turner v. AMAG Pharmaceuticals, Inc., et. al., Case No. 1:20-cv-1417, was filed by purported shareholder Ervin Turner on October 22, 2020. In addition, on October 28, 2020, a complaint was filed in the United States District Court for the Southern District of New York, Mora v. AMAG Pharmaceuticals, Inc., Case No. 1:20-cv-09021, by purported shareholder Francisco Mora. Three additional cases were filed in the United States District Court for the Eastern District of New York, Bunsen v. AMAG Pharmaceuticals, Inc., Case No. 1:20-cv-05234, filed on October 29, 2020 by purported shareholder Simone Bunsen; Hawkinson v. AMAG Pharmaceuticals, Inc., Case No. 1:20-cv-05255, filed on October 30, 2020 by purported shareholder Erik Hawkinson; and Buss v. AMAG Pharmaceuticals, Inc., Case No. 1:20-cv-05355, filed on November 4, 2020 by purported shareholder Michael Buss. In addition, a lawsuit was filed in the United States District Court for the District of New Jersey, Hillel v. AMAG Pharmaceuticals, Inc., et. al., Case No. 2:20-cv-15569, by purported shareholder Richard Hillel on November 5, 2020. The Wang, Turner, Mora, Bunsen, Hawkinson, Buss, and Hillel actions (together, the “Merger Actions”) allege generally that the Form 14D-9 filed with the SEC on October 15, 2020, misrepresents and/or omits certain purportedly material information and assert violations of Sections 14(e) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the Company’s directors. In addition, the Mora case alleges that the directors breached their fiduciary duty of candor/disclosure under state law.

While the Company believes the Merger Actions lack any merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, the Company has determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures set forth below (the “Supplemental Disclosures”).

Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures, or any other additional disclosures, were or are required.

The Company Board continues to unanimously recommend that stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

Supplemental Disclosures to Schedule 14D-9

These Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. All page references in the information below are to pages in the Schedule 14D-9, and all defined and/or capitalized terms used below shall have the meanings set forth in the Schedule 14D-9. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures. As noted in the Schedule 14D-9, Goldman Sach’s fairness opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, October 1, 2020. Goldman Sachs assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after October 1, 2020, and Goldman Sachs has not updated or revised its opinion subsequent to such date.

The section of the Schedule 14D-9 titled “Certain Prospective Information” is hereby supplemented by adding the following information to the “Management Projections as of September 2020” at page 33 below the line “Gross Profit” and above the line “Total Operating Expenses”:

	Fiscal Year Ending December 31,
($ in millions)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
R&D	(33)	(26)	(22)	(27)	(13)	(8)	(8)	(9)	(9)	(9)	(9)	(8)	(8)	(8)	(8)	(5)	(3)	(3)	(2)	(2)	(2)

Also on page 33 footnote (1) to the chart “Management Projections as of September 2020” to add the underlined words in the following sentences:

The Management Projections assume a federal net operating loss carryforward of $335 million, $215 million of unrestricted net operating losses, half of which do not have an expiration, and $120 million are acquisition related, $12 million of which can be used annually (the “NOL Forecast”).

Also on page 33 footnote (4) is amended to add the underlined words in the following sentences:

“Total Other” includes OUS Ciraparantag Royalty/Milestone Income, Intrarosa Milestone Income of $60 million, and Required Minimum Production Obligations.

The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor: Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” is hereby supplemented by amending the paragraph on page 27 that begins “Goldman Sachs then derived a range of illustrative equity values” to insert the underlined words in the following sentences:

Goldman Sachs then derived a range of illustrative equity values for the Company by adding (a) the ranges of illustrative equity values it derived as described above, and (b) the net debt of the Company as of June 30, 2020, as provided by the Company’s management, of $150 million consisting of $320 million of convertible debt and $170 million of cash and equivalents. Goldman Sachs then divided the range of illustrative equity values it derived for the Company, as described above, of $271 million to $344 million, by a range of total number of fully diluted outstanding Shares as of September 25, 2020 of 35.5 million to 35.7 million, calculated using the treasury stock method and data provided by Company management, to derive a range of illustrative present values per Share of $7.62 to $9.63.

The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor: Illustrative Present Value of Future Share Price Analysis” is hereby supplemented by amending the paragraph on page 27 that begins “Goldman Sachs then subtracted the amount of the Company’s forecasted net debt” to insert the underlined words in the following sentences:

Goldman Sachs then subtracted the amount of the Company’s forecasted net debt for each of the fiscal years 2021 to 2024, as of the relevant year-end, ($160 million for 2021, $137 million for 2022, $130 million for 2023, and $182 million for 2024), each as provided by the Company’s management and approved for Goldman Sachs’ use by the management of the Company, from the respective implied enterprise values in order to derive a range of illustrative equity values of $335 million to $740 million for the Company as of December 31 of each of the fiscal years of 2021 to 2024. Goldman Sachs divided the range of illustrative equity values it derived for the Company by a range of total number of fully diluted outstanding Shares as of September 25, 2020 of 35.5 million to 39.7 million, calculated using the treasury stock method and data provided by the Company’s management and approved for Goldman Sachs’ use by the management of the Company, to derive a range of implied future share prices.

The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor: Premia Analysis” is hereby supplemented by amending the paragraph on page 28 that begins “Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia” to insert the underlined words in the following sentences:

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 67 all-cash acquisition transactions announced January 1, 2015 through September 30, 2020 involving targets that were United States public healthcare companies and where the disclosed enterprise values for the transaction were up to $5 billion.

Cautionary Statement Regarding Forward-Looking Statements

This document and the materials incorporated by reference herein include forward-looking statements. Forward-looking statements relate to future events or the Company’s future financial performance. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed Offer and Merger, including the risks that a condition to closing would not be satisfied or that any of the committed financing will not be available within the expected timeframe or at all or that the closing of the proposed Offer or Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed Offer or the Merger, the response of business partners and competitors to the announcement of the Offer or the Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Offer or the Merger; and (iv) those risks detailed in the Company’s most recent Annual Report on Form 10-K (as amended) and any subsequent reports filed with the SEC, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2020 and June 30, 2020, and any other documents that may be filed by the Company from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The Supplemental Disclosures include projections of the Company’s future financial results. These disclosures were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accounts for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles in the United States. For a description of the inherent limitations and inherent risks and uncertainties surrounding the Company’s projected financial results, please see the discussion under the section titled “Certain Prospective Financial Information” beginning on page 30 of the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

AMAG Pharmaceuticals, Inc.

By:	/s/ Scott Myers
Name: Scott Myers
Title: President and Chief Executive Officer